[redacted]

13012789

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KUHNS BROTHERS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

558 LIME ROCK ROAD
(No. and Street)

LIME ROCK (City) CT (State) 06039 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARY E. FELLOWS (860) 435-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17 (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/12/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARY E. FELLOWS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KUHNS BROTHERS SECURITIES CORPORATION, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public COMMISSION EXPIRES 7/31/13

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUHNS BROTHERS SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2012

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors
Kuhns Brothers Securities Corporation
Lakeville, CT

I have audited the accompanying statement of financial condition of Kuhns Brothers Securities Corporation, (the Company) as of December 31, 2012, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 of the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kuhns Brothers Securities Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards general accepted in the United States of America. In my opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 22, 2013

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	342,751
Receivable from broker-dealer		16,549
Accounts receivable		93,819
Deposit with clearing organization		25,546
Customer list, at cost less accumulated amortization of $60,250		29,750
Equipment, at cost less accumulated depreciation of $31,255		-
Total assets	$	508,415

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses	$	24,764
Accrued payroll taxes		148
Accrued clearing expenses		8,904
Accrued commissions		119,091
Due to Affiliate		846
Unsecured debit liability		3,354
Total liabilities	$	157,107
Stockholders' equity		
Common stock, $.01 par value; authorized 100 shares, 100 issued and outstanding	$	1
Additional paid-in capital		2,952,828
Retained earnings (deficit)		(2,601,521)
Total stockholders' equity	$	351,308
Total liabilities and stockholders' equity	$	508,415

The accompanying notes are an integral part of these financial statements.

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:	
Commission income	$ 21,263
Fee income	1,562,588
Interest income	257
Other income	535,220
Total revenue	2,119,328
Expenses:	
Communications	32,991
Occupancy	184,436
Employee compensation and benefits	2,187,679
Consulting Expense	80,996
Regulatory and professional fees	81,049
Clearing Expense	50,000
Other expenses	257,186
Bad Debts	255,000
Depreciation & amortization	6,000
Total expenses	3,135,337
Net income (loss) before taxes	(1,016,009)
Provision for income taxes	1,256
Net income	$ (1,017,265)

The accompanying notes are an integral part of these financial statements.

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balance at beginning of the year	$ 1	$ 1,757,828	$ (1,584,256)	$ 173,573
Capital contributions		1,195,000	-	1,195,000
Net income (loss)	-	-	(1,017,265)	(1,017,265)
Balance at end of the year	$ 1	$ 2,952,828	$ (2,601,521)	$ 351,308

The accompanying notes are an integral part of these financial statements.

KUHNS BROTHERS SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:	
Net income	$ (1,017,265)
Adjustments to reconcile net income to net cash used in operating activities:	
Amortization	6,000
Increase in Accounts Receivable	(93,669)
Decrease in due from broker-dealer	3,611
Increase in accounts payable	11,237
Increase in accrued expenses	9,679
Decrease in accrued payroll taxes	(74)
Decrease in accrued clearing expense	(2,689)
Increase in unsecured debit liability	945
Increase in due to affiliate	846
Increase in accrued commissions	118,611
Net cash provided (used) by operating activities	$ (962,768)
Cash flows from investing activities:	
None	-
Cash flows from financing activities:	
Capital contributions	1,195,000
Net increase (decrease) in cash	$ 232,232
Cash at the beginning of the year	110,519
Cash at end of the year	$ 342,751
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest payments	$ -
Income tax payments	$ -

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

KUHNS BROTHERS SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated under the laws of the State of Delaware on March 15, 1999. It serves as a Broker Dealer in securities and provider of financial services.

Revenue And Expenses
Commission revenue and related expenses are recognized on the accrual basis using the trade date method.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation expense for 2012 was $0.

Compensated Absences
Compensated absences for sick pay and personal time have not been accrued since they cannot be reasonably estimated. The Company's policy is to recognize these costs when actually paid.

Management's Review for Subsequent Events
Management had evaluated subsequent events through February 22, 2013, the date which the financial statements were available to be issued.

NOTE 2- NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's (SEC) regulations and operating guidelines that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $321,012 at December 31, 2012, which exceeded required net capital of $10,474 by $310,538. The ratio of aggregate indebtedness to net capital at December 31, 2012 was 48.9%.

NOTE 3- INCOME TAXES

There exist differences in timing of revenue and expense items between Generally Accepted Accounting Principles, the Internal Revenue Code, and the CT Tax code. Deferred income taxes summarizes these differences at the balance sheet date.
The Company files a consolidated federal tax return with its parent and records its share of the consolidated federal tax expense on a separate return basis. The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ 0	$ 1,256	$ 1,256
Deferred	0	0	0
	$ 0	$ 1,256	$ 1,256

The Company receives or remits amounts currently receivable or payable from or to its parent company, Kuhns Brothers, Inc. The Company's balance sheet as of December 31, 2012 reflects an $846 payable to Kuhns Brothers, Inc. for the Company's portion of the consolidated income tax expense paid by the parent.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2012.

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space which expires October 31, 2013. Approximate future minimum lease payments for the noncancelable operating lease are as follows:

2013	$ 90,606

Rent expense for the year ending December 31, 2012 was $171,708.

NOTE 6- GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company increased revenue during 2012 by $2,033,603 over the year ended December 31, 2011. The increase in revenue was the result of the Company closing several transactions attributable to the hiring of additional personnel (collectively referred to as the Diamond Group). The Diamond Group operated under a memorandum of understanding whereby commissions were paid on retainers and successful closings. In addition, the Diamond Group was guaranteed monthly payments in the amount of $60,000. The memorandum of understanding expired on December 31, 2012. The Company is engaged in discussions with the Diamond Group on a memorandum of understanding for 2013.

Despite the increase in revenue, the Company incurred a net loss of $1,017,265 for the year ended December 31, 2012. This loss has reduced working capital and retained earnings to the extent that the Company may not be able to continue as a going concern. The shareholders have been providing working capital funds in order to provide time for management to increase the Company's revenue and adjust its expense structure. Due to the nature of the Company's main business, investment banking, the Company can have a large loss one year and a large profit the next year depending upon

NOTE 6- GOING CONCERN (Continued)

how many projects were completed during the year. Management has several prospective projects for the next year and expects to see several of them close, bringing in more revenue. The Company's shareholders have committed to continuing to contribute capital to fund the operations.

The ability of the Company to continue as a going concern is dependent upon the success of these actions. There can be no assurance that the Company will be successful in accomplishing its objectives. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

KUHNS BROTHERS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2012

KUHNS BROTHERS SECURITIES CORPORATION

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

Total ownership equity from statement of financial condition	$	351,308
Total nonallowable assets from statement of financial condition		(30,296)
Net capital before haircuts on securities positions	$	321,012
Haircuts on securities		-
Net capital	$	321,012
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	157,107
Total aggregate indebtedness	$	157,107
Percentage of aggregate indebtedness to net capital		48.9%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	10,474
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	10,474
Excess net capital	$	310,538
Net capital less greater of 10% of A.I. or 120% of minimum	$	305,301

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

KUHNS BROTHERS SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2012

Kuhns Brothers Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 under paragraph (k)(2)(ii) as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 is not applicable.

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
Kuhns Brothers Securities Corporation

In planning and performing my audit of the financial statements of Kuhns Brothers Securities Corporation (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for information and use of the Partners, management, the SEC, The Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 22, 20113

KUHNS BROTHERS SECURITIES CORPORATION

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2012

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Board of Directors
Kuhns Brothers Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Kuhns Brothers Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Kuhns Brothers Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kuhns Brothers Securities Corporation's management is responsible for the Kuhns Brothers Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries, noting no differences;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

February 22, 2013

KUHNS BROTHERS SECURITIES CORPORATION
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2012

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$5,298**
Less Payments Made:		
Date Paid	**Amount**	
7/24/12	**$ 768**	
		(768)
Interest on late payment(s)		
Total Assessment Balance or overpayment and Interest Due		**$4,530**
Payment made with Form SIPC 7		**$4,530**

See Accountant's Report

KUHNS BROTHERS SECURITIES CORPORATION
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2012

Total revenue	**$ 2,119,328**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**0**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**0**
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Other	**0**
Total deductions	**$ 0**
SIPC NET OPERATING REVENUES	**$2,119,328**
GENERAL ASSESSMENT @ .0025	**$ 5,298**

See Accountant's Report